Exhibit 99.1

ARC Resources Ltd. Announces $665 Million Capital Program for 2017

CALGARY, Nov. 10, 2016 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") announced today that its Board of Directors has approved a $665 million capital program for 2017 that focuses on long-term value creation, balance sheet strength, sustainable dividend payments, and the continued development of ARC's low-cost Montney crude oil, liquids-rich, and natural gas assets. ARC's 2017 budget sustains production, funds the completion of the Dawson Phase III gas processing and liquids-handling facility, and allows for initial investments in the Parkland/Tower infrastructure expansion for late 2018 or early 2019.

"We are pleased to announce our capital investment plan for 2017, which includes funds of $665 million which will showcase the increasing depth of our portfolio," said Myron Stadnyk, ARC's President and CEO. "Capital investment will be directed at ARC's next major phase of growth with the commissioning of the Dawson Phase III gas processing and liquids-handling facility in late 2017. We also plan to advance strategic infrastructure and execute a comprehensive drilling program at Parkland/Tower, while continuing to strengthen our understanding of the Lower Montney and our Attachie asset in 2017. Capital will be directed at our Ante Creek asset in the Montney and our Cardium asset in Pembina, as we build upon the momentum set from capital investment in these two areas in the second half of 2016. ARC's demonstrated approach to prudently managing our capital programs and our disciplined pace of development will allow us to execute on our strategy of risk-managed value creation as we continue to deliver shareholder value throughout 2017."

2017 Capital Budget Strategic Objectives

The strategic objectives of ARC's 2017 capital budget are aligned with ARC's long-term strategy of risk-managed value creation. The objectives are as follows:

•	Execute the capital program in a safe and environmentally responsible manner;
•	Build long-term, enduring businesses focused on long-term value creation and based upon detailed analysis of full-cycle project economics;
•	Focus on project profitability in growing high-value crude oil and liquids production and low-cost natural gas production;
•	Design the capital program with the flexibility to accelerate expansion capital should economic conditions improve, or defer capital should economic conditions deteriorate;
•	Maintain a prudent pace of development and capital discipline to manage ARC's modest corporate decline rate and to preserve ARC's balance sheet strength and financial flexibility through economic cycles;
•	Plan for the long term by investing in strategic infrastructure and entering into firm transportation commitments;
•	As part of ARC's portfolio management program, continue to de-risk and pilot new areas and evaluate non-core assets as they pertain to ARC's retention guidelines;
•	Apply learnings and focus on innovation in order to continually advance ARC's technical expertise and optimize and retain capital efficiencies;
•	Execute a disciplined exploration program to identify future development and growth opportunities; and
•	Continue to pay a meaningful dividend.

2017 Capital Budget Highlights

•	ARC's $665 million capital program is focused on keeping ARC's core Montney areas operating at or near capacity and continuing to direct profitable investment to crude oil, liquids-rich natural gas and low-cost natural gas development. Highlights include:
•	Invest approximately $570 million (85 per cent of capital program) in high-netback crude oil and liquids-rich natural gas development, including drilling programs at Parkland/Tower, Pembina, and Ante Creek.
•	Invest approximately $70 million (10 per cent of capital program) in our best-in-class, high-rate-of-return Montney natural gas assets to exploit our significant natural gas resource base, including preparing our Dawson asset for its next phase of growth.
•	As part of the $570 million allocated for crude oil and liquids-rich natural gas development and the $70 million allocated for natural gas development, ARC plans to invest approximately $175 million (25 per cent of capital program) in strategic infrastructure spending to complete and commission the gas processing and liquids-handling facility at Dawson and to proceed with plans for the gas processing and liquids-handling facility expansion at Parkland/Tower.
•	2017 annual average production target of 128,000 to 133,000 boe per day.
•	Expect annual average crude oil and liquids production in the range of 42,400 to 46,200 barrels per day.
•	Expect annual average natural gas production in the range of 510 to 520 MMcf per day.
•	Production volumes may be influenced by potential property acquisitions or dispositions.
•	Continue to focus on cost management by targeting 2017 operating costs in the range of $6.80 to $7.20 per boe resulting from further growth in lower-cost Montney production and realized cost efficiencies.
•	Drill 103 gross (101.4 net) wells including:
•	66 gross crude oil wells with activity primarily at Tower, Pembina and Ante Creek.
•	23 gross liquids-rich natural gas wells primarily at Dawson, Parkland, Attachie, and Pouce Coupe.
•	12 gross natural gas wells at Dawson.
•	Drilling program to keep gas plants in core Montney areas, including Ante Creek, Dawson, Parkland/Tower and Sunrise, at or near capacity through 2017.
•	Continue to progress the Dawson Phase III gas processing and liquid-handling facility, scheduled to come on-stream in late 2017, which includes the drilling, completion, and tie-in of two initial pads. As the main growth driver for 2017, Dawson gas and liquids production is expected to ramp up in the fourth quarter of 2017 in conjunction with the start-up of the plant; however, liquids production will initially be below design capacity of the facility as ARC continues to delineate the Lower Montney and until wells with higher liquids content are drilled and brought on-stream.
•	Drill five new Lower Montney wells to further ARC's understanding of the Lower Montney zone and the potential for future commercial development.
•	Maintain the current monthly dividend of $0.05 per share based on, among other things, the current outlook for crude oil and natural gas prices and ARC's hedge positions. The dividend is primarily dependent upon commodity prices and prevailing economic conditions and is reviewed regularly by the Board of Directors.

2017 Capital Program and Production

ARC's $665 million 2017 capital program is focused on maximizing long-term value by directing capital investment to projects with the most favourable rates of return, including strategic infrastructure and a mix of crude oil, liquids-rich natural gas and natural gas development opportunities. ARC plans to drill approximately 103 gross operated wells (101.4 net) in 2017, with 66 wells focused on crude oil, 23 wells focused on liquids-rich natural gas, and 12 wells focused on natural gas. The 2017 drilling program will target Dawson, Parkland/Tower, Pembina and Ante Creek to position ARC for continued long-term value creation in 2017 and beyond. ARC expects 2017 annual average production to be in the range of 128,000 to 133,000 boe per day, with production expected to ramp up in the fourth quarter in conjunction with the start-up of the Dawson gas processing and liquids-handling facility. Total crude oil and liquids annual average production is expected to be in the range of 42,400 to 46,200 barrels per day in 2017. Natural gas annual average production is expected to be in the range of 510 to 520 MMcf per day in 2017.

A key focus of ARC's 2017 capital program will be on strategic infrastructure to further advance the growth of ARC's world-class Montney assets at Dawson and Parkland/Tower. With demonstrated repeatability and a competitive cost structure, the start-up of the new Dawson gas processing and liquids-handling facility late in 2017 will further support ARC's low-cost natural gas business. Building upon the exceptional results from ARC's Parkland/Tower area, initial planning for the expanded Parkland/Tower facility will allow ARC to grow its high-value liquids production when it comes on-stream in late 2018 or early 2019. ARC's strategy to own and operate our own facilities has allowed for greater control over costs and pace of development, and has resulted in excellent operating and capital efficiencies.

In 2017, ARC plans to further explore the greater Attachie area and the Pouce Coupe area in northern Alberta. This continued focus on long-term growth opportunities provides ARC with strategic optionality well into the future and increases the depth of our portfolio.

Balance sheet strength and long-term financial flexibility continues to be a top priority for ARC. ARC expects to internally finance the 2017 capital budget with a combination of funds from operations, proceeds from the Dividend Reinvestment Program ("DRIP"), shares issued through the Stock Dividend Program ("SDP") in place of cash dividends, available credit capacity, and proceeds from potential non-core property dispositions. ARC's hedging program will also provide a layer of protection over funds from operations and project economics, and ARC expects to continue to add hedge positions for 2017 and beyond. ARC will reduce spending and adjust the pace of development if required to ensure balance sheet strength continues to remain strong.

The 2017 capital budget excludes land purchases and property acquisitions or dispositions. ARC will continue to consolidate its land position and grow its presence in key areas through land purchases and property acquisitions. ARC evaluates its asset portfolio on a continuous basis with a view to sell assets that do not meet ARC's investment guidelines. Through the normal course of business, acquisitions and dispositions could occur that would impact the expected production for the year.

2017 Capital Budget	Gross Operated Wells Drilled
($ millions, except wells)	Capital Budget (1)(2)	Crude Oil	Liquids- Rich Gas	Natural Gas	Other	Total	Primary Areas
Northeast BC	414	26	21	12	—	59	Dawson, Parkland/Tower, Attachie
Northern Alberta	122	16	2	—	2	20	Ante Creek, Pouce Coupe
Pembina	91	24	—	—	—	24	Cardium
South Central Alberta	3	—	—	—	—	—	N/A
Southeast Saskatchewan	13	—	—	—	—	—	N/A
Corporate	22	—	—	—	—	—	N/A
Total	665	66	23	12	2	103

(1)	Includes spending for operated and non-operated properties.
(2)	Excludes land expenditures and net property acquisitions and dispositions, which are unbudgeted.

Dawson

With exceptional well results, excellent capital efficiencies and competitive operating costs, Dawson will be ARC's main growth driver for 2017. ARC plans to spend approximately $170 million at Dawson in 2017, the majority of which will be directed towards completing the Dawson Phase III gas processing and liquids-handling facility, scheduled to come on-stream in late 2017. Approximately $125 million of the 2017 capital budget for Dawson will be directed at the Dawson Phase III facility, including completing construction of the plant, its surrounding infrastructure and 17 of the wells required to fill the facility.

The first stage of the Dawson Phase III gas processing and liquids-handling facility is designed for processing capacity of 90 MMcf per day and 7,500 barrels per day of liquids-handling capacity (approximately 50 per cent condensate-handling). Dawson gas and liquids production is expected to ramp up in late 2017 in conjunction with the start-up of the plant. Liquids production will initially be below design capacity as ARC continues to delineate the Lower Montney and until wells with higher liquids content are drilled.

In addition to the spending directed towards Dawson Phase III, ARC plans to keep existing facilities in the area operating at capacity, and expects to drill 12 natural gas wells in 2017 that will be brought on-stream throughout 2017 and into 2018 as facility capacity becomes available. With the start-up of Dawson Phase III in late 2017, ARC expects production to ramp up in the fourth quarter with annual production for the Dawson area averaging approximately 208 MMcf per day of natural gas and 2,000 barrels per day of condensate and liquids in 2017, for an overall increase of 26 per cent relative to estimated 2016 production levels.

Parkland/Tower

ARC will continue investing in development wells and strategic infrastructure at Parkland/Tower in 2017. ARC plans to spend approximately $195 million at Parkland/Tower in 2017 to maintain production at current facilities at or near capacity and to set the stage for the next major phase of growth in the area with the initial planning of the Parkland/Tower gas processing and liquids-handling facility expansion. Of the total capital earmarked for Parkland/Tower, ARC plans to spend approximately $50 million on the Parkland/Tower facility expansion, which has already received regulatory approval and is expected to add natural gas sales of approximately 60 MMcf per day and approximately 7,500 barrels per day of oil sales. The timing of the expanded Parkland/Tower facility coming on-stream is expected to be late 2018 or early 2019.

With excellent economics, ARC plans to drill 26 crude oil wells at Tower and three liquids-rich natural gas wells at Parkland in 2017 and will continue to optimize tight oil completions at Tower to improve capital efficiencies in the area. ARC expects 2017 annual production at Parkland/Tower to average approximately 28,600 boe per day for an increase of six per cent relative to estimated 2016 production levels.

Sunrise

ARC plans to spend approximately $25 million at Sunrise in 2017, directed primarily at front-end engineering and design work as ARC begins to plan and evaluate the timing of the expansion of its owned and operated facility in the area. Following the success of the 2016 drilling program at Sunrise, ARC expects to keep existing Sunrise facilities operating at capacity throughout 2017 with no additional wells required in the year. Annual average production for 2017 is expected to be approximately 121 MMcf per day.

Attachie

ARC plans to continue to evaluate the highly prospective Attachie asset in 2017. ARC currently has four pilot wells on production on the west side of Attachie, all of which have shown promising results to-date. Building on the success of these wells, ARC plans to spend approximately $25 million at Attachie in 2017 to further expand its understanding of the asset by moving towards the demonstration stage and by continuing to evaluate longer-term infrastructure options and the timing of development growth in the area. ARC plans to drill two liquids-rich wells on the west side of Attachie in 2017 and will continue to optimize and monitor the production results from the pilot programs in the area throughout the year.

Ante Creek

ARC plans to spend approximately $100 million to drill 16 horizontal Montney crude oil wells, one vertical tenure well, and one disposal well at Ante Creek in 2017. With the Alberta royalty review complete and certainty on the new fiscal structure's impact on ARC's project economics, the planned drilling program will focus on maintaining current facilities at capacity, while further delineating the large, prospective land base. ARC will continue to optimize well designs at Ante Creek and advance technical learnings in the area throughout the year. The 2017 drilling program is expected to increase production by seven per cent from expected 2016 production levels to average approximately 16,800 boe per day in 2017.

Pembina

Pursuant to the successful addition of working interest ownership in the Pembina Cardium area in the second and third quarters of 2016, ARC plans to spend approximately $80 million in 2017 to drill 24 operated Cardium crude oil wells. ARC's deliberate, paced development program at Pembina is aimed at managing production declines in the area, while generating significant free cash flow. ARC will continue with its extensive work on optimizing completions, horizontal injector conversions, and waterflood management in the area throughout 2017 in order to maintain reservoir pressures and to optimize reservoir recoveries. ARC expects 2017 annual production to average approximately 12,000 boe per day, for an overall increase of 17 per cent relative to estimated 2016 production levels.

Southeast Saskatchewan

This region contributes high-quality, high-netback crude oil and generates meaningful cash flow to fund development opportunities throughout the rest of ARC's asset base. ARC plans to spend approximately $5 million in 2017, with investment focused on maintenance and optimization activities. ARC expects 2017 annual production to average approximately 7,000 boe per day.

Summary Tables

Capital Expenditures (1) ($ millions)	2015 Actual	2016 Guidance	2017 Budget
Development	362.4	236	434
Development — Facilities	101.4	144	152
Maintenance	32.2	23	26
Optimization	14.7	16	17
Exploration and Seismic	7.1	11	8
Enhanced Oil Recovery	10.6	8	8
Other (2)	13.2	12	20
Capital expenditures, before land and net property acquisitions (dispositions) (3)	541.6	450	665
Land and net property acquisitions (dispositions) (4)	(67.7)	N/A	N/A
Total capital expenditures, including land and net property acquisitions (dispositions)	473.9	450	665

(1)	Includes spending for operated and non-operated properties.
(2)	Other capital comprises capitalized general and administrative ("G&A") expenses including a portion of share-based compensation plans expense, information technology and corporate office capital.
(3)	Does not include land and net property acquisitions and dispositions as these amounts are unbudgeted.
(4)	Through the first nine months of 2016, ARC spent nil on land and recorded $155.0 million in net property acquisitions.

Gross Operated Wells Drilled	2015 Actual	2016 Guidance	2017 Budget
Crude oil wells	33	34	66
Liquids-rich wells	5	19	23
Natural gas wells	21	9	12
Other	1	1	2
Total gross operated wells drilled	60	63	103

Capital Expenditures by Area (1) ($ millions)	2015 Actual	2016 Guidance	2017 Budget
Northeast British Columbia	396.7	336	414
Northern Alberta	63.2	40	122
Pembina	28.7	36	91
South Central Alberta	14.7	13	3
Southeast Saskatchewan	25.3	12	13
Corporate (2)	13.0	13	22
Capital expenditures, before land and net property acquisitions (dispositions) (3)	541.6	450	665

(1)	Includes spending for operated and non-operated properties.
(2)	Corporate capital comprises capitalized G&A expenses including a portion of share-based compensation plans expense, information technology and corporate office capital.
(3)	Does not include land and net property acquisitions and dispositions as these amounts are unbudgeted.

The amount and allocation of capital expenditures for exploration and development activities by area and the number and types of wells to be drilled is dependent upon results achieved and is subject to review and modifications by Management on an ongoing basis throughout the year. This budget was set based on commodity prices available in October 2016. The Board of Directors regularly reviews the capital program during the year in light of prevailing market conditions, commodity prices and changing industry regulation and conditions, and will modify the 2017 capital budget during the year if required.

Risk Management

As part of ARC's overall strategy to protect cash flows and project economics, ARC uses a variety of instruments to hedge crude oil, natural gas, foreign exchange rates, power and interest rates. ARC has hedges in place to protect prices on crude oil volumes and for natural gas volumes. ARC currently has 12,000 barrels per day of forecasted 2017 crude oil production hedged at an approximate minimum average price of US$45 per barrel, 145,000 MMBtu per day of forecasted 2017 natural gas production hedged at floor prices of US$4.00 per MMBtu, and an additional 60,000 GJ per day hedged at Cdn$2.64 per GJ. ARC's natural gas hedging portfolio for 2017 also includes AECO basis swap contracts and MSW basis swap contracts. The fair value of ARC's risk management contracts at September 30, 2016 was a net asset of $253.2 million.

ARC will continue to pursue opportunities to protect funds from operations and expects to continue to take positions in crude oil, natural gas, foreign exchange rates, power and interest rates, as applicable, to provide greater certainty on rates of return in 2017 and beyond.

See Table 15 in ARC's Management's Discussion & Analysis for the three and nine months ended September 30, 2016 for full details of ARC's hedge positions as of November 10, 2016, available on ARC's website at www.arcresources.com and on SEDAR at www.sedar.com.

Royalties, Operating Expenses and Transportation

ARC's total corporate royalty rate includes all crown, freehold and gross overriding royalties on production in all operating jurisdictions. ARC expects that the 2017 total corporate royalty rate will be in line with ARC's 2016 corporate royalty rate. Royalty rates are dependent on capital spending levels and on the sliding scale effect of commodity price levels.

ARC expects that the operating cost efficiencies realized in 2015 and 2016 will be maintained into 2017 as new production continues to come on-stream in the Montney at lower relative costs to operate. Full-year 2017 operating expenses are estimated to be in line with 2016 operating expense levels and to be in the range of $6.80 to $7.20 per boe. ARC's investment in 100 per cent owned and operated infrastructure throughout its asset base has yielded cost savings over time by eliminating third-party processing fees and by running more efficient facilities.

ARC expects full-year 2017 transportation costs to be approximately $2.20 to $2.40 per boe, relatively unchanged from estimated 2016 transportation fees. ARC controls transportation arrangements for a portion of production in order to most effectively move its production to market; this generally results in additional transportation costs, but in most cases is offset by higher revenue received for its products.

General and Administrative Expenses and Share-Based Compensation

G&A expenses before share-based compensation are expected to decrease by 18 per cent to $54 million in 2017 relative to 2016. ARC estimates total 2017 G&A expenses to decrease 12 per cent compared to 2016 with approximately $82 million of spending. The decrease is predominantly the result of higher capitalized G&A and overhead recoveries associated with higher expected capital spending in 2017. On a per boe basis, G&A expenses are expected to be within the guided range of approximately $1.70 to $2.00 per boe in 2017.

ARC's 2017 budgeted G&A includes an estimated expense of approximately $28 million under its share-based compensation plans. Share-based compensation in 2016 is expected to exceed guidance for the year as a result of higher costs associated with ARC's share-based compensation plans due to the increase in ARC's share price and improved total return relative to its peers within the period. A portion of ARC's share-based compensation expense is dependent on ARC's share price and three-year total return relative to its peers, and therefore is subject to a high degree of volatility. The following table outlines estimated G&A expenses for 2017.

G&A Expenses and Share-Based Compensation ($ millions, except per boe amounts)	2015 Actual	2016 Guidance	2017 Budget
G&A expenses before share-based compensation	61.7	66	54
Share-based compensation (1)	6.9	27	28
Total G&A expenses and share-based compensation	68.6	93	82
G&A expenses before share-based compensation per boe	1.48	1.55 - 1.65	1.10 - 1.30
Share-based compensation per boe	0.17	0.45 - 0.65	0.60 - 0.70
Total G&A expenses and share-based compensation per boe	1.65	2.00 - 2.30	1.70 - 2.00

(1)	Comprises expenses recognized under the Restricted Share Unit and Performance Share Unit Plan, Share Option Plan and Long-term Restricted Share Award Plan. In periods where substantial share price fluctuation occurs, ARC's G&A expenses are subject to greater volatility.

Corporate Income Taxes

ARC expects to pay current income taxes of approximately zero to five per cent of funds from operations, before tax, in 2017. Current income taxes are dependent on capital spending levels and on commodity price levels. Given the sensitivity of income taxes to fluctuations in commodity prices, income taxes could exceed the guidance range if crude oil and/or natural gas prices change significantly. ARC expects a 2016 income tax expense of approximately zero to three per cent of funds from operations, before tax.

Reclamation Activities

ARC has an active abandonment and reclamation program for inactive wells, pipelines and leases. During 2016, ARC estimates spending of approximately $15 million on reclamation activities. ARC expects reclamation spending to be approximately $18 million in 2017 for activities at various properties throughout our asset base, as ARC maintains its leadership position in environmental responsibility.

Funding of the 2017 Capital Budget

The $665 million 2017 capital budget was determined based on a variety of commodity price scenarios and assumes the continuation of the monthly $0.05 dividend per share through 2017. All of the approved 2017 capital expenditures are expected to provide attractive rates of return at current prevailing commodity prices.

ARC is well-positioned with a strong balance sheet including low debt levels and significant available credit capacity to fund its 2017 capital program. ARC will pursue the most cost-effective means of financing its 2017 capital program through a combination of funds from operations, DRIP proceeds, shares issued under the SDP in place of cash dividends, existing credit facilities, and proceeds from potential non-core property dispositions. The exact split of financing will be dependent on commodity prices, operational performance and potential acquisitions and dispositions. ARC's business model is dynamic and capital spending is continually assessed in light of current and forecasted market conditions. ARC will continue to screen projects for profitability in a disciplined manner and will review the 2017 capital budget on a regular basis in the context of prevailing economic conditions and will make adjustments as necessary to the program, subject to review by the Board of Directors.

Dividends

ARC is focused on value creation, with the dividend being a key component of our returns to shareholders. Given ARC's strong hedge positions and robust project economics, ARC is positioned to sustain current dividend levels. Looking beyond 2016, as ARC grows its production and funds from operations, it is expected that the dividend payout ratio will naturally decline to a level that provides even greater financial flexibility. The monthly dividend of $0.05 per share is primarily dependent upon commodity prices and prevailing economic conditions and is reviewed regularly by the Board of Directors.

2017 Guidance

The corporate guidance for 2017 was determined based on a variety of commodity price scenarios and certain guidance estimates may fluctuate with changes in commodity prices. The 2017 Guidance provides shareholders with relevant information on Management's expectations for results of operations, excluding any potential acquisitions or dispositions, for 2017. Readers are cautioned that the 2017 Guidance may not be appropriate for other purposes.

	2015 Actual	2016 Guidance (1)	2017 Budget
Production
Crude oil (bbl/d)	32,762	32,000 - 34,000	33,000 - 36,000
Condensate (bbl/d)	3,430	3,400 - 3,800	4,900 - 5,300
Natural gas (MMcf/d)	444.9	470 - 480	510 - 520
NGLs (bbl/d)	3,819	4,100 - 4,500	4,500 - 4,900
Total (boe/d)	114,167	118,000 - 122,000	128,000 - 133,000
Expenses ($/boe)
Operating	7.15	6.90 - 7.20	6.80 - 7.20
Transportation	2.33	2.40 - 2.70	2.20 - 2.40
G&A expenses before share-based compensation plans	1.48	1.55 - 1.65	1.10 - 1.30
G&A - share-based compensation plans (2)	0.17	0.45 - 0.65	0.60 - 0.70
Interest	1.22	1.10 - 1.30	0.90 - 1.10
Current income tax (per cent of funds from operations) (3)	—	0 - 3	0 - 5
Capital expenditures before land and net property acquisitions (dispositions) ($ millions) (4)	541.6	450	665
Land purchases and net property acquisitions (dispositions) ($ millions) (5)	(67.7)	N/A	N/A
Weighted average shares, diluted (millions)	341	351	355

(1)	Incorporates the impact of approximately 3,000 boe per day of light, high-netback crude oil production in Pembina acquired in the second and third quarters of 2016 which will result in an annual volume increase of approximately 1,400 boe per day of production.
(2)	Comprises expenses recognized under the Restricted Share Unit and Performance Share Unit Plan, Share Option Plan and Long-term Restricted Share Award Plan. In periods where substantial share price fluctuation occurs, ARC's G&A expenses are subject to greater volatility.
(3)	The 2016 and 2017 corporate income tax estimates vary depending on level of commodity prices.
(4)	Does not include land and net property acquisitions and dispositions as these amounts are unbudgeted.
(5)	Through the first nine months of 2016, ARC spent nil on land and recorded $155.0 million in net property acquisitions.

Forward-looking Information and Statements

This news release is primarily comprised of forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect," "anticipate," "continue," "estimate," "objective," "ongoing," "may," "will," "project," "should," "believe," "plans," "intends," "strategy," and similar expressions are intended to identify forward-looking information and statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to ARC's internal projections, expectations or beliefs relating to future events or future performance, including ARC's corporate guidance for 2016 and 2017 and as to average target production levels for 2017 and the 2017 capital program and production outlook, including the amount and type of 2016 and 2017 budgeted capital expenditures as well as production volumes, exploration and development plans, royalties, operating expenses and transportation costs, G&A expenses and share-based compensation, risk management, reclamation activities, funding, commodity prices, and taxation, for 2016 and 2017 and, in some cases, beyond 2017.

The forward-looking information and statements contained in this news release reflect several material factors, expectations and assumptions of ARC, including, without limitation: the production performance of ARC's crude oil and natural gas assets; the cost and competition for services throughout the oil and gas industry in 2017; the results of exploration and development activities during 2017; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions for 2016 and 2017; the retention of ARC's key properties; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third-party operators of ARC's properties; changes in ARC's asset retention guidelines; increased debt levels or debt service requirements; inaccurate estimation of ARC's crude oil and natural gas reserve and resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's Management's Discussion & Analysis and Annual Information Form.

The internal projections, expectations or beliefs are based on the 2017 capital budget which is subject to change in light of ongoing results, prevailing economic circumstances, commodity prices and industry conditions and regulations. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The forward-looking information and statements contained in this news release speak only as of the date of this news release, and ARC does not assume any obligation to publicly update or revise such information or statements to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Note: ARC has adopted the standard of 6 Mcf:1 barrel when converting natural gas to boe. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

ARC Resources Ltd. is one of Canada's largest conventional oil and gas companies with an enterprise value (1) of approximately $9.0 billion. ARC's Common Shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

(1)	Enterprise value is also referred to as total capitalization. Refer to the "Capital Management" note in ARC's financial statements for the three and nine months ended September 30, 2016 and to the section entitled "Capitalization, Financial Resources and Liquidity" contained within ARC's MD&A.

SOURCE ARC Resources Ltd.

%CIK: 0001029509

For further information: about ARC Resources Ltd., please visit our website, www.arcresources.com, or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 17:02e 10-NOV-16